

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 13, 2016

Douglas L. Becker
Chief Executive Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

> **Re:** **Laureate Education, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 23, 2015**
> **File No. 333-207243**

Dear Mr. Becker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2015 letter.

General

1. We note the disclosures throughout your prospectus regarding your company's election to have its overall public benefit purpose measured against standards established by B Lab and B Lab's designation of the company as a "Certified B Corporation." Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a "Certified B Corporation," or tell us why the consent of B Lab is not required by Rule 436.

<u>Notes to Consolidated Financial Statements</u>
<u>Other Intangible Assets, page F-31</u>

2. Please explain to us why you believe it is appropriate to use the relief-from-royalty method to determine the fair value of your trade name intangible assets in light of your statement that there are no market derived rates to use in this valuation method. Given the lack of market rates, tell us how you are able to evaluate whether the royalty rates derived from the calculation are appropriate relative to the market.

3. Based on your response, it appears that you are able to reconcile forecasted operating profit to the intangible assets. Given this fact, explain to us your consideration of using a discounted cash flow valuation. Tell us why you ultimately concluded another methodology would be more appropriate than a discounted cash flow valuation.

4. You state that you allocate operating profit to the trade name "based on the relative importance of the trade name to the institution." Please explain further how you determine the "relative importance" for the trade names. Describe the factors that cause certain trade names to have a higher or lower relative importance. Please also explain to us what circumstances might cause the allocation to change from one period to the next and tell us whether changes to this allocation are common. Explain how changes in the "relative importance" allocation impact the valuation for purposes of your impairment assessment.

You may contact Christine B. Adams, Senior Staff Accountant at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert Zentz, Esq.
       Thomas Plotz, Esq.
       Laureate Education, Inc.

       Jason Harmon, Esq.
       DLA Piper LLP